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                  [Letterhead of Fulbright & Jaworski l.l.p.]


                                February 2, 2005

BY EDGAR

Mr. Jay Webb
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0306
450 Fifth Street, N.W.
Washington, D.C. 20549

         Reference:   Zygo Corporation
                      Form 10-K for the year ended June 30, 2004

Dear Mr. Webb:

         On January 19, 2005, our client, Zygo Corporation ("Zygo"), received comments from the Staff on Zygo's Annual Report on Form 10-K for the year ended June 30, 2004. We submit this response letter on behalf of Zygo. The Staff's comments are reprinted below followed by Zygo's responses to these comments.

Form 10-K for the year ended June 30, 2004

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operation - Page 14

1. In future filings, where changes in financial statement line items are the result of several factors, each significant factor should be separately quantified and discussed. For example, you say that the decrease in SG&A "is primarily related to increases in various personnel costs including incentive programs and external commissions." However, you do not quantify the impact of each of these factors. Refer to the Instructions to Item 303(a) of Regulation S-K.

Response: Zygo notes the Staff's comment and confirms that in its future filings, it will comply with the Staff's comment by quantifying and discussing, as appropriate, the impact of each of the significant factors that contributed to the changes in its consolidated financial statement line items.

2. MD&A should attribute increases or decreases in net revenue among price changes, volume changes, the introduction of new products, etc. In addition, MD&A should




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Mr. Jay Webb
United States Securities and Exchange Commission
February 2, 2005
Page 2


         identify and quantify the contributing factors when two or more items contribute to the material change in a line item. You should not merely state the increase was due to general increases in the number of products sold across most product categories. Rather you should explain the underlying reasons for the increase and any offsetting decreases. Please revise in future filings. See Item 303(a)(3) of Regulation S-K.

Response: Zygo notes the Staff's comment and confirms that in its future filings, it will comply with the Staff's comment by identifying and quantifying the contributing factors that significantly contributed to the material change in a line item, and explaining the underlying reasons for the increases and decreases.

Contractual Obligations - Page 18

3. Supplementally tell us the nature of the $10.5 million in purchase obligations. The tabular disclosure should be supplemental in future filings with additional information about cash requirements and explain commitments for capital or other expenditures. Refer to SEC Release No. 33-8350.

Response: Zygo supplementally informs the Staff that the $10.5 million in purchase obligations relates to a commitment to purchase machined parts from a vendor over a 4 year period. There were 3.5 years remaining on the commitment as of June 30, 2004. Zygo notes the Staff's comment and confirms that in its future filings, it will comply with the Staff's comment by supplementing the tabular disclosure with additional information about cash requirements and explaining commitments for capital or other expenditures.

Consolidated Financial Statements

Consolidated Balance Sheet - Page F-3

4. We noted the company's critical accounting policy related to self insurance accruals, however, we did not note any discussion of this liability or disclosure of the amount of and the accounting for such liability in the footnotes. Supplementally tell us the amount of this liability at June 30, 2004 and where it is presented in your balance sheet. In future filings consider the need to include a discussion of the liability in the significant accounting policies footnote.

Response: Zygo supplementally informs the Staff that the amount of the self insurance liability for medical claims at June 30, 2004 was $280,232 and was included in the Other Accrued Expenses line item in its balance sheet. Zygo did not include a further discussion of the self insurance liability due to the small impact (6% of Other Accrued Expenses and 1% of Total Liabilities) this liability had on its consolidated financial statements. Zygo notes the Staff's comment and confirms that in preparation of future filings it will review the effect of the self insurance liability on the consolidated financial statements and determine whether further disclosure is necessary.




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Mr. Jay Webb
United States Securities and Exchange Commission
February 2, 2005
Page 3


Note 1. Summary of Significant Accounting Policies

Revenue Recognition - Page F-8

5. Tell us and expand your revenue recognition policy in future filings to address the following:

         o Explain whether any of your product sales include customers acceptance, installation, rights of return, price protection agreements, or other post shipment obligations and how you account for them.

         o Provide details of whether your revenue transactions have multiple deliverables and why the adoption of EITF 00-21 had no impact on you.

         o Explain how software is incorporated into your products or otherwise sold. Tell us how you account for sales of stand alone software or software embedded in your products.

Response: Zygo supplementally informs the Staff of the following:

         o While Zygo's standard products generally require installation, Zygo recognizes revenue on its standard products upon shipment. The installation is considered a perfunctory performance obligation as it requires less than 8 hours of labor to complete. For these products, Zygo has demonstrated a history of completing the remaining tasks in a timely manner and at minimal costs. The time to perform the remaining obligations for these products has not varied significantly from one instance to another, the remaining activity does not require specialized skills, and the timing of the payment is not coincident with completing the remaining activity. In addition, acceptance is based on meeting Zygo's published specifications for the standard models. Zygo demonstrates that these products meet the specifications before shipment and the equipment is expected to operate in the same manner in the customer's environment as it does in Zygo's factory.

                   Zygo also sells custom equipment and does have situations where customer acceptance is part of the sales agreement. In these situations, revenue is not recognized until the customer has accepted the product. In cases where custom equipment does not have customer acceptance as part of the sales agreement, Zygo recognizes revenue upon shipment as long as the system meets the specifications as agreed upon between the customer and Zygo.

                   Zygo has standard rights of return that it accounts for as a warranty provision under SFAS No. 5. Zygo does not have any price protection agreements or other post shipment obligations.




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Mr. Jay Webb
United States Securities and Exchange Commission
February 2, 2005
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         o        Certain transactions have multiple deliverables, with the
                  deliverables clearly defined. In all instances where there have been multiple deliverables, the secondary deliverables, such as installation, have been perfunctory. Therefore, Zygo has not separated the deliverables for revenue recognition. This is consistent with EITF 00-21. As a result, the adoption of EITF 00-21 did not have a material impact on the company's financial statements. To the extent that the secondary deliverables will be other than perfunctory, Zygo will recognize the revenue on each deliverable, if separable, in a manner consistent with EITF 00-21.

         o Software is just one of the components of Zygo's products and is included as a standard portion of the company's product sales. Products are not shipped without software so there is no reason to unbundle it for revenue recognition purposes. Customers can order software enhancements as standalone software. In these cases, Zygo recognizes revenue when it ships the software. Software keys or other disabling devices are not used. The customer can use the software immediately and installation by company personnel is not necessary.

Note 2. Divestitures and Discontinued Operation

6. We note that your additional charges related to the disposition of TeraOptix in 2004 are primarily related to the impairment charge related to the vacant facility. Supplementally tell us, and disclose in future filings, the facts and circumstances that led to the impairment as well as the method(s) for determining the fair value. See paragraph 26 of SFAS 144.

Response: Zygo supplementally informs the Staff that impairment charges were the result of reductions in the fair value of the vacant facility. There were two impairment charges taken in fiscal 2004 - one in the second quarter and one in the fourth quarter. To determine the initial fair value at the time the decision was made to dispose of the TeraOptix unit, management received an appraisal from an independent third party. Management had the appraisal updated periodically over the last two years to monitor changes in market conditions and, accordingly, the related impact on the fair value of the facility. The vacant facility was consistently marketed and appraised as a clean room facility. In the second quarter of fiscal 2004, the updated appraisal reflected a decrease in the fair value of the property of $2.3 million, and Zygo recorded an impairment charge of $2.3 million, before taxes.

During the fourth quarter of fiscal 2004, management made the decision to market the building as a general purpose manufacturing facility. This determination was based in part on the advice of Zygo's outside consultants as to the amount of clean room space then available in the market in excess of market demands, and thus the decreased likelihood of effecting a transaction involving the facility in the near future. During the fourth quarter of fiscal 2004, Zygo received two offers on the building. Based on the offers, which were received from two separate, independent third parties, instead of another updated appraisal, management determined that the




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Mr. Jay Webb
United States Securities and Exchange Commission
February 2, 2005
Page 5


fair value of the vacant facility was $2.2 million. An impairment charge of $7.5 million before taxes was recorded. As noted in Note 2, Zygo accepted one of the two offers and signed a contract to sell the facility after June 30, 2004 for $2.2 million. In the second quarter of fiscal 2005, Zygo recorded an additional impairment charge of $180,000 based on further negotiations with the buyer during the due diligence phase. Zygo expects the sale to be completed in the second half of fiscal 2005.

Zygo notes the Staff's comment and confirms that in its future filings, it will expand the disclosure regarding the facts and circumstances that led to the impairment as well as the methods for determining the fair value.

7. In addition, supplementally tell us and enhance your discussion in future filings regarding the nature of the adjustment. We noted the impairment charge related to the building is $4.9 million of the charge, what is the remainder of the charge? Also, tell us what events have occurred in the past year that led to the additional charges. See paragraph 44 of SFAS 144.

Response: The response to this question is incorporated in the response to question 6.

Note 7.  Intangible Assets - Page F-12

8. We noted that the company's intangible assets approximate $7 million and include patents, trademarks and license agreements. Tell use and revise future filings to disclose the gross carrying amount of each intangible asset, as well as the related accounting for each. See paragraph 45 of SFAS 142.

Response: Zygo supplementally informs the Staff that, as of June 30, 2004, the gross carrying amount of each intangible asset is as follows:

Patents                         $5,319

Trademarks                          90

License agreement                1,350
                                ------

Total                           $6,759
                                ======

Costs incurred in obtaining patents and trademarks are capitalized and amortized over their estimated useful life. Costs incurred in maintaining patents and trademarks are expensed as incurred. If management determines that a patent or trademark is no longer a useful asset, the remaining unamortized balance is written off immediately. The license agreement is valued at the actual dollar amount paid by Zygo to obtain the license and is amortized over the estimated useful life of the related product. Zygo notes the Staff's comment and confirms that in its future filings, it will comply with the Staff's comment by disclosing the gross carrying amount of each class of intangible assets, as well as the related accounting for each.




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Mr. Jay Webb
United States Securities and Exchange Commission
February 2, 2005
Page 6


Note 17.  Segment Reporting - Page F-19

9. Please tell us, and investors in future filings, the factors used to identify the company's reportable segments and the types of products and services for which each segment derives its revenues. See paragraphs 25 and 26 of SFAS 131. Please include in your discussion how these two segments related to the two product categories discussed in the business section.

Response: Zygo's two reportable segments, semiconductor and industrial, represent the two markets into which the company sells its products. The company's chief operating decision-maker evaluates Zygo's performance in each of these segments to determine the allocation of resources to develop business in these segments.

Zygo evaluates performance based on the gross profit achieved in each segment. The accounting policies for both reportable segments are the same as those described in the summary of significant accounting policies. Selling, general and administrative, and research and development expenses consistently support both segments and are not allocated between these two business segments. Zygo maintains one sales force to support all of its product lines.

Zygo's metrology and optics products are sold into its two business segments. Metrology products include optical interferometers for optical surface and figure measurements and optical surface profilers for nano-technology applications, both of which are sold into the semiconductor and industrial segments. Metrology products also include displacement measuring interferometers that are sold primarily in the semiconductor segment. Zygo's optics products consist of high precision optical components, optical coatings, and optical assemblies, all of which are sold into both segments. Various of these optics products are both components in, and sold as accessories to, the Company's metrology products, as well as being sold as stand-alone products. Thus, while optics produced by Zygo are sold separately, Zygo considers its optical fabrication capability to be a critical requirement for its metrology products.

In addition, the Staff should note that it is Zygo's experience and continued belief that its investors are generally interested in the percentage of business the Company does in the semiconductor and industrial business segments, due in part to the cyclicality of the semiconductor market and to the differing product margins historically achieved generally in each of these business segments.

Note 18.  Related Party Transactions

10.      In addition, we noted that "selling prices of products sold to
         Canon,..... are based, generally, on normal terms given to distributors. Please tell us what you mean by generally and tell us the nature of the sales agreements when Canon receives terms other than those normal terms given to distributors. We may have further comments after reviewing your response.




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Mr. Jay Webb
United States Securities and Exchange Commission
February 2, 2005
Page 7


Response: Zygo sells products to Canon based on its distributor price list. Canon acts as Zygo's distributor of products in Japan. In limited situations, for example, where there is a competitive situation, Zygo may agree to modify the price or other terms of sale to Canon, in order to enable Canon to sell the product to the end customer. These modifications occur in the limited circumstances when Canon requests Zygo to do so and Zygo determines it is in its best interests to allow for modifications. The term generally is meant to convey that the vast majority of all sales to Canon are at Zygo's price list but on occasion the price and terms may change to meet specific competitive situations. It should also be noted that Zygo extends the same types of price and term adjustments to its other agents, who may act as a distributor, in certain comparable sales situations.

                                   * * * *

         In addition, Zygo acknowledges that

         o Zygo is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

         o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

         o Zygo may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any further questions or need any further information regarding this response letter, please contact the undersigned at (212) 318-3254 or Susan Lee, also of this firm, at (212) 318-3141. Zygo is hopeful of completing this matter prior to February 9, 2005, the date upon which its Quarterly Report on Form 10-Q for its third fiscal quarter of 2005 is due.


                                                     Sincerely,

                                                     /s/ Sheldon G. Nussbaum

                                                     Sheldon G. Nussbaum

cc:  Walter Shephard